DEREK ANNOUNCES CLOSING OF PRIVATE PLACEMENT

November 25, 2005

Derek Oil and Gas Corporation (the “Company”) advises that the private placement announced on October 17, 2005 has been closed.  A total of 70,000 units at a price of $0.50 per unit were placed for gross aggregate proceeds of $35,000.00.  Each unit consists of one common share and one-half of one common share purchase warrant.  One common share purchase warrant can be exercised for one additional share at a price of $0.70 for two years after closing.

The shares are subject to a four month hold period expiring at midnight, Pacific Standard Time, on March 24th, 2006.  Cash finder’s fees totalling $3,150.00 are payable for of this placement.

DEREK OIL & GAS CORPORATION

       “Barry C.J. Ehrl”______________

Barry C.J. Ehrl, President, C.E.O. & Director

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. In this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.

Suite 1201, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, Canada

Toll Free:  1-888-756-0066

Tel.:  604-331-1757 ▪ Fax: 604-669-5193

Email:  erica@derekoilandgas.com

 Website:  www.derekoilandgas.com